[Reference Translation]

October 4, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (flexible repurchase of shares while considering factors such as the price level of our common stock) conducted in September pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notifications were given on May 10, 2023, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	8,264,700 shares

3. Total purchase price:	JPY 22,028,895,250

4. Period of repurchase:	From September 1, 2023 to September 22, 2023

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on May 10, 2023 (flexible repurchase of shares while considering factors such as the price level of our common stock)

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	120 million shares (maximum)

(3) Total purchase price for repurchase of shares	JPY 150 billion (maximum)

(4) Period of repurchase	From May 18, 2023 to October 31, 2023

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of September 30, 2023)

(1) Total number of shares repurchased:	51,797,200 shares

(2) Total purchase price for repurchased shares:	JPY 116,494,221,150